EXHIBIT 2.1

DESCRIPTION OF RIGHTS OF SECURITIES REGISTERED UNDER SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934
Our authorized capital consists of an unlimited number of Common Shares. The following is a summary of the provisions attached to our Common Shares:
The holders of our Common Shares are entitled to one vote per share at meetings of shareholders, to receive such dividends as declared by the Board and to receive our remaining property and assets upon dissolution or wind up. Our Common Shares are not subject to any future call or assessment and there are no pre-emptive, conversion or redemption rights attached to such shares. As at March 2, 2023, we have 62,826,958 Common Shares issued and outstanding. After giving effect to the exercise or distribution of all outstanding options to acquire Common Shares, all outstanding share awards granted under the Corporation’s Incentive Share Award Plan and Common Share purchase warrants, we would have 68,854,178 Common Shares issued and outstanding. As at March 2, 2023, we have 64,035 Common Share purchase warrants issued in 2019 (the “2019 Warrants”) outstanding. Each 2019 Warrant entitles the holder to purchase one Common Share until August 16, 2024, at an exercise price of US$0.90.
The Corporation has neither declared nor paid dividends on the Common Shares and has no present intention of paying dividends on the Common Shares for the foreseeable future.